# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amprius Technologies, Inc., CIK 0001899287
CUSIP: 03214Q108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1180 PAGE AVENUE, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 08/06/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-244389
Filed by CIK 0001098349

## Reporting persons
- SALZMAN ALAN E: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 3,112,992; sole dispositive power 0; shared dispositive power 3,112,992; aggregate amount beneficially owned 3,112,992 (2.6% of the class)
  Comment: Note (1) Shares beneficially owned consists of (i) 1,605,519 shares of the Issuer's common stock held by VantagePoint CleanTech Partners II, L.P. ("VP CleanTech II"), (ii) 100,000 shares of the Issuer's common stock issuable upon the exercise of warrants to purchase shares of the Issuer's common stock at an exercise price of $12.50 per share ("PIPE Warrants") held by VP CleanTech II, (iii) 1,307,473 shares of the Issuer's common stock held by VantagePoint Venture Partners 2006 (Q), L.P. ("VP 2006") and (iv) 100,000 shares of the Issuer's common stock issuable upon the exercise of PIPE Warrants held by VP 2006. The Reporting Person is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner of VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner of VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and, pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of the Issuer's common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered hereby.
  Note (2) Percentage of class is calculated based on 120,546,077 shares of common stock outstanding as of May 1, 2025, as stated by the Issuer in its Current Report on Form 10-Q filed on May 8, 2025.

## Item 1. Issuer
Name of issuer: Amprius Technologies, Inc.
Address of issuer's principal executive offices: 1180 PAGE AVENUE, FREMONT, CALIFORNIA, 94538.

## Item 2. Person Filing
Name of person filing: Alan Salzman (the "Reporting Person")
Address of principal business office or, if none, residence:
1505 East Valley Road Suite E
Santa Barbara, CA 93108
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,112,992 shares

Consists of (i) 1,605,519 shares of the Issuer?s common stock held by VP CleanTech II, (ii) 100,000 shares of the Issuer's common stock issuable upon the exercise of PIPE Warrants held by VP CleanTech II, (iii) 1,307,473 shares of the Issuer's common stock held by VP 2006 and (iv) 100,000 shares of the Issuer's common stock issuable upon the exercise of PIPE Warrants held by VP 2006. The Reporting Person is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner of VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner of VantagePoint CleanTech Associates II, L.P., which is the general partner of VP CleanTech II and, pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of the Issuer's common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered hereby.
Percent of class:
2.6%

Based on 120,546,077 shares of common stock outstanding as of May 1, 2025, as stated by the Issuer in its Current Report on Form 10-Q filed on May 8, 2025.
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 3,112,992 shares (see Item 4(a))
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 3,112,992 shares (see Item 4(a))

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- SALZMAN ALAN E: /s/ Alan Salzman, Alan Salzman (08/06/2025)